UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 10)

Platinum Group Metals Ltd.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

72765Q882

(CUSIP Number)

COPY TO:

Joshua Beiser

Senior Investment Counsel

Liberty Mutual Insurance

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 13, 2021

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,    including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72765Q601	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS Liberty Metals & Mining Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,606,441 less than 5%
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 3,606,441 less than 5%
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,606,441 less than 5%
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.80%
14.	TYPE OF REPORTING PERSON OO

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on January 10, 2013 (the “Schedule 13D”), as it has been amended from time to time, with respect to the shares of common stock, no par value, of Platinum Group Metals Ltd. (the “Issuer” or “Platinum Group”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 2.	Identity and Background

No Modification

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended by adding the following paragraph immediately following the last paragraph of Item 3.

On September 13, 2021, LMMH sold 250,000 Common Shares of the Issuer at an average price of US$2.552 per Common Share in the public market for gross proceeds of US$638,000. In addition, on September 14, 2021, LMMH sold 200,000 Common Shares of the Issuer at a price of US$2.39 per Common Share in the public market for gross proceeds of US$472,000 which caused LMMH to cease to be a beneficial owner of more than 5% of Platinum Group common stock.

Item 4.	Purpose of Transaction

No Modification

Item 5.	Interest in Securities of the Issuer

Item 5 (a), (b), (c) and (e) are hereby amended and restated as follows:

(a) On, September 13, 2021, LMMH disposed of 250,000 shares and on September 14, 2021 LMMH disposed of 200,00 shares. Following the sales on September 13, 2021, and September 14, 2021, LMMH currently holds 3,606,441 Common Shares representing 4.80% of the 75,189,717 current issued and outstanding Common Shares as reported by the Issuer.

(b) LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 3,606,441 Common Shares. LMMH has no shared power to either vote or dispose of the shares.

(c) During the 60 days preceding the date of this report, the Reporting Person sold and purchased the following shares of the Issuer’s Common Shares and Warrants:

Reporting Person	Date Sold	Quantity	Price Per Share
LMMH	August 26, 2021	6,100	US$2.70
LMMH	August 27, 2021	75,000	US$2.70
LMMH	August 30, 2021	75,000	US$2.70
LMMH	September 1, 2021	105,341	US$2.70
LMMH	September 3, 2021	150,000	US$2.73
LMMH	September 7, 2021	150,000	US$2.79
LMMH	September 7, 2021	100,000	US$2.71
LMMH	September 13, 2021	150,000	US$2.54
LMMH	September 13,2021	100,000	US$2.57
LMMH	September 14, 2021	200,000	US$2.39

(d) No Modification.

(e) Effective September 14, 2021, LMMH has ceased to be a beneficial owner of more than 5% of Platinum Group common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: September 14, 2021	By:	/s/ Damon Barber
Damon Barber
Vice President